Exhibit 99.1

Press release

Biophytis initiates the regulatory process for an early access authorization in France from the French National Authority for Health (HAS) for the treatment with Sarconeos (BIO101) of severe forms of COVID-19

•	Biophytis to present the early access application in France at a pre-filing meeting in March with the HAS

•	Biophytis plans to file the application shortly after with the objective of obtaining early access authorization in France in the second quarter of 2023

•	Biophytis is pursuing in parallel the preparation of the conditional marketing authorization application due to the health emergency in Europe and the United States

Paris (France), Cambridge (Massachusetts, USA), February 27, 2023, 8:00 a.m. CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the "Company" or "Biophytis"), a biotechnology company focused on the development of drugs to slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, announced today that it has begun the process of early access application in France from the French National Authority for Health (HAS) for the treatment of severe COVID-19 with Sarconeos (BIO101). A pre-submission meeting with the HAS is scheduled for March and the application for early access authorisation should be submitted shortly after with the aim of obtaining authorisation in the second quarter of 2023. This programme would allow patients hospitalised in France with a severe form of COVID-19 to access treatment with Sarconeos (BIO101), which has been shown to reduce the risk of respiratory failure and early death by 44% in the positive phase 2-3 COVA clinical trial. Biophytis continues to prepare conditional marketing authorisation applications in Europe and in the US due to the health emergency.

Stanislas Veillet, CEO of Biophytis, said: "We aim to accelerate the availability of Sarconeos (BIO101) to hospitalized patients in France with severe forms of COVID-19 through an early access program that we will present to the HAS in the coming weeks. Sarconeos (BIO101) is a drug candidate that has been shown in the positive phase 2-3 COVA clinical trial to reduce the risk of respiratory failure and early death in these patients by 44%. We plan to file the application formally shortly after with the objective of obtaining approval to start this programme in the second quarter of 2023. In parallel, we are also preparing a conditional approval application due to the health emergency in Europe and the US.”

Press release

The early access in France is granted by the HAS after the National Agency for the Safety of Medicines and Health Products (ANSM) has given its opinion on the presumption of efficacy and safety. This is a system that allows the provision and early financial coverage, on an exceptional and derogatory basis, of certain medicinal products that meet an unmet medical need, that are likely to be innovative but have not yet been authorised in a therapeutic indication.

About BIOPHYTIS

Biophytis SA is a clinical stage biotechnology company focused on the development of therapeutics aimed at slowing the degenerative processes associated with aging and improving functional outcomes in patients suffering from age-related diseases, including severe respiratory failure in patients with COVID-19. Sarconeos (BIO101), our lead drug candidate, is a small molecule, orally administered drug that is planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the US, Brazil and Europe (SARA-31 and SARA-32). It has also been studied in a two-part Phase 2-3 clinical trial (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America and the US. A paediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne muscular dystrophy (DMD). The company is based in Paris, France and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the American Depositary Shares (ADS) are listed on the Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook", "believes", "expects", "potential", "continues", "may", "will", "should", "could", "seeks", "predicts", "intends", "trends", "plans", "estimates", "anticipates" or the negative of these words or other comparable words. These forward-looking statements are based on assumptions that Biophytis believes are reasonable. However, there can be no assurance that the statements contained in these forward-looking statements will prove to be accurate, as they are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not presently known to Biophytis or that are not presently considered material by Biophytis. Therefore, important factors exist or will exist that could cause actual results to differ materially from those indicated in these statements. Please also refer to the "Risks and Uncertainties Facing the Company" section of the company's 2022 interim financial report available on the BIOPHYTIS website (www.biophytis.com) and as set forth in the "Risk Factors" section of the company's Form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

Press release

Investor Relations Contact

Philippe Rousseau CFO

Investors@biophytis.com

Media contact

Antoine Denry  :  antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42